UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Final Results 13 February, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 13, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: February 13, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Barclays Bank PLC – 2008 Results

Barclays Bank PLC
Results Announcement

31st December 2008

Barclays Bank PLC – 2008 Results

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary unaudited statements of annual results must be agreed with the listed company’s auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditors' report to be included with the annual report and accounts. Barclays Bank PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors' report required to be included with the annual report and accounts for the year ended 31 December 2008.
The information in this announcement, which was approved by the Board of Directors on 12th February 2009, does not comprise statutory accounts for the years ended 31st December 2008 or 31st December 2007, within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year ended 31st December 2008, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2007 have been delivered to the Registrar of Companies and the Group's auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Act.

This report does not contain detailed disclosures reflecting the impact of recent market turmoil as recommended by the Financial Stability Forum in its report on ‘Enhancing Market and Institutional Resilience’ published in April 2008 and the Committee of European Banking Supervisors in its report on ‘Banks’ Transparency on Activities and Products affected by the Recent Market Turmoil’ published in June 2008. Disclosure on credit market exposures held by Barclays Capital are contained in the Barclays PLC Results Announcement for the year ended 31st December 2008. The data presented in the Barclays PLC Results Announcement relating to credit market exposures is identical to that reportable for the Barclays Bank PLC Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the Group’s business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition – a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Performance Highlights

“In a very difficult economic environment in 2008, Barclays has steered a course that has enabled us to be solidly profitable despite strong headwinds. We are well positioned to maintain Barclays competitive strengths through the undoubted challenges that will come in 2009 and beyond.”

Marcus Agius, Chairman

"We thank our customers and clients for the business they directed to Barclays in 2008. High levels of activity on their behalf have enabled us to report substantial profit generation in difficult conditions. We benefited from a number of gains on acquisition s and disposal s. These contributed to headline profit , and to capital, but the main driver of our results was a solid operating profit performance and record income generation. We commit to reducing the size of our balance sheet over time, and we will maintain our capital ratios at levels that are well ahead of regulatory requirements .”

John Varley, Chief Executive

      Group profit before tax was £6,035m, down 15% on 2007. Profit included:

–     Gains on acquisitions of £2,406m, including £2,262m relating to Lehman Brothers North American business

–     Profit on disposal of the closed life assurance book of £326m

–     Gains on Visa IPO and sales of shares in MasterCard of £291m

–     Gross credit market losses and impairment of £8,053m

–     Gains on own credit of £1,663m

     Global Retail and Commercial Banking profit before tax increased 6% to £4,367m

–     UK lending increased to both retail and corporate customers

–     Strengthened international presence in Barclaycard, Western Europe and Emerging Markets

     Investment Banking and Investment Management profit before tax was £2,568m, down 24% reflecting significant gains on acquisition and disposal and the impact of credit market dislocation

–     Barclays Capital’s strategy of diversification by geography and business accelerated through the acquisition of Lehman Brothers North American business

–     There were strong net new asset flows into Barclays Wealth and Barclays Global Investors despite declines in equity markets

     Group balance sheet growth driven by over £900bn derivative gross-up, growth in loans and advances of £124bn and impact of foreign exchange rates on non-Sterling assets

Profit Before Tax by Business [1]	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m	% Change
UK Retail Banking	1,369	1,275	7
Barclays Commercial Bank	1,266	1,357	(7)
Barclaycard	789	603	31
Global Retail & Commercial Banking - Western Europe	257	196	31
Global Retail & Commercial Banking - Emerging Markets	134	100	34
Global Retail & Commercial Banking - Absa	552	597	(8)
Barclays Capital	1,302	2,335	(44)
Barclays Global Investors	595	734	(19)
Barclays Wealth	671	307	119

1     Summary excludes Head Office functions and other operations

Group Chief Executive’s Review

I reported in our interim results that the conditions in the market in the preceding twelve months were as difficult as any that we had experienced in many years. In the six months since, we have seen the bankruptcy of Lehman Brothers, substantial action taken by the UK and other governments, and a progressive deterioration in the consensus expectations for global economic prospects. The environment has been extraordinarily challenging for nearly two years, and remains so.

We have managed Barclays carefully through this period. We have remained solidly profitable. Although the 2008 profit before tax of £6.0bn includes several individually significant and one-off items, our performance during the year has mainly been driven by ongoing business. Where we have had the opportunity to generate non-recurring profits, we have done so, including a gain on the acquisition of Lehman Brothers North American business, a gain on the acquisition of the Goldfish credit card business in the UK, gains on selling the UK Closed Life Fund and from the Visa IPO and sale of MasterCard shares. These items, combined with record income generation across the Group, have enabled us to absorb substantial writedowns on our credit market assets and still post substantial profits.

The share price performance of Barclays PLC and the increased capital requirements introduced by the UK Financial Services Authority in October have influenced significantly our compensation decisions in respect of 2008. This has resulted in the incentive payments across Barclays being significantly lower in 2008 than in 2007; in the application of high differentiation in incentive pools, based both on business and individual performance; and in our delivering a significant proportion of compensation for the most senior individuals across Barclays over multiple years. Executive Directors will receive no bonuses for 2008. For 2009 and beyond, we are reviewing our compensation policies and practices to ensure that they evolve appropriately. Our endeavour as we do this is to maximise the alignment between these and the interests of our owners, as well as to ensure that our compensation policies and practices are appropriately benchmarked to changing best practice in the industry.

Our priorities in 2008 were (and remain): to stay close to customers and clients; to manage our risks; and to progress strategy.

2008 Priorities

Our approach of staying close to customers and clients is shown in the number of customers we serve in Global Retail and Commercial Banking, which has increased from 39 million to 48 million; in the increase in our lending volumes, particularly in UK mortgages, where our net lending mortgage market share was 36%, and in the Group as a whole where our loans and advances increased 32% to £510bn; and in sharply increased activity levels in Barclays Capital in interest rates, currency products and commodities.

Managing our risks through the unfolding crisis has been a significant focus through the year. We have worked hard to reduce our credit market assets during the year. £9.4bn of our exposures were sold or redeemed1 and, in addition, we have announced a total of £8.1bn in gross writedowns of these assets. Managing these exposures will continue to be a priority in 2009. We are confident of the valuations of these assets at the year end: whilst we expect there will be further charges as we work down these assets, we also expect that gross writedowns in 2009 will be lower than the levels of 2008.
In progressing strategy in 2008, we have announced a number of acquisitions – Lehman Brothers North American business, Goldfish in the UK, Expobank in Russia, Akita Bank in Indonesia – and we also launched or expanded banking platforms in Pakistan and India. These steps will, we believe, have a significant collective impact in the future.

1     Includes redemption of £3.1bn leveraged finance exposure in January 2009

Group Chief Executive’s Review

As we look forward to 2009 it is clear that the economic and business environment will remain very difficult, and the quality of our assets and risk management capability will again be tested. The scale of our market presence in the geographies where we do business means that we will not avoid the consequences of severe downturn. Although we have been careful over recent years to avoid inappropriate risk concentration in our major loan books in retail and commercial banking, our plans for 2009 assume that impairment will continue to be at a high level.

2009 Strategic Framework

Our framework for moving the strategy forward in 2009 has the following features:

1.       Responsible corporate citizenship. Governments in the UK and elsewhere have taken significant steps to address the impacts of the financial crisis and recession, and we must work with the authorities and, of course, with our customers, to deal with the crisis in a way which is consistent with our obligations to shareholders.

2.     We must ensure that our capital position is robust and our balance sheet well-managed. For 2009, returns will rank ahead of growth.

3.     To create good returns this time, we must preserve strategic and operational choice. As conditions remain very difficult in 2009, we expect that there will be considerable value at stake for our shareholders in decisions that we take relating to resource utilisation, capital allocation and risk management. Our objective over time is to ensure that the cost of the capital we raised last November is covered many times over by the benefits of pursuing our strategy.

4.     We must deliver solid profitability notwithstanding the global downturn. Our diversified income streams have served us well in recent years and have enabled us to absorb substantial costs from the financial crisis. We expect them to continue to do so.

5.     We will seek to manage the composition of our profits , and capital allocation, to ensure that we optimise returns from our universal banking business model. What does this mean? It is clear to us that in the future there will be more capital in the banking system, and less leverage, particularly in capital markets businesses. This will be true at Barclays too, and will govern our approach to capital allocation and expected returns. We expect to see balance sheet utilisation by Barclays Capital fall over time, which will help us to deliver strengthening returns. We believe that the businesses that we have built from the integration of Lehman Brothers North American businesses and Barclays Capital will help in this regard, since the capital intensity of the advisory businesses in M&A and of the flow businesses in fixed income, currencies, equities and credit will be lower, once we have managed down our credit market exposures.

2009 Trading

Customer and client activity levels were high in the first month of 2009, and we have had a good start to the year. In particular the operating performance of Barclays Capital, benefiting from the now complete integration of the Lehman Brothers North American businesses, was extremely strong. The trends that lie behind the strong operating performance in Global Retail and Commercial Banking in 2008 were again observable in its performance in January.

Conclusion

I end this review by recording the Board’s appreciation of the dedication and hard work of our 150,000 people. We are doing more business with more customers and clients than at any time in our history, and have generated substantial profits. That we have been able to do this reflects the continuing focus of Barclays employees on delivering high quality service to clients and customers despite the difficult conditions of the year.

John Varley, Group Chief Executive

Group Finance Director’s Review

Group Performance

Barclays delivered profit before tax of £6,035m in 2008, a decline of 15% on 2007. The results included the following significant items:

-     gains on acquisition of £2,406m, including £2,262m gain on acquisition of Lehman Brothers North American business

-     profit on disposal of Barclays Closed UK Life assurance business of £326m

-     gains on Visa IPO and sales of shares in MasterCard of £291m, distributed widely across the Group

-     gross credit market losses and impairment of £8,053m, or £4,957m net of related income and hedges of £1,433m and gains on own credit of £1,663m

Profit after tax increased 2% to £5,249m. This reflected an effective tax rate of 13% (2007: 28%) primarily due to the gain on the acquisition of Lehman Brothers North American businesses of £2,262m, in part being offset by carried forward US tax losses attributable to Barclays businesses.

Income grew £38m to £23,069m. Income in Global Retail and Commercial Banking increased 17% and was particularly strong in businesses outside of the UK to which we have directed significant resource. Income in Investment Banking and Investment Management was down 19%. Barclays Capital was affected by very challenging market conditions in 2008, with income falling by £1,888m (27%) on 2007, reflecting gross losses of £6,290m relating to credit market assets, partially offset by gains of £1,663m on the fair valuation of notes issued by Barclays Capital due to widening of credit spreads and £1,433m in related income and hedges. Excluding credit market related losses, gains on own credit and related income and hedges, income in Barclays Capital increased 6%.

Impairment charges and other credit provisions of £5,419m increased 94% on the prior year. Impairment charges included £1,763m arising from US sub-prime mortgages and other credit market exposures. Other wholesale impairment charges increased significantly as corporate credit conditions turned sharply worse. In Barclays Capital increased charges also arose in prime services, corporate lending and private equity. In Barclays Commercial Bank, increased impairment charges reflected the UK economy moving into recession. In the UK there was a moderate increase in impairment in UK Retail Banking as a result of book growth and a deteriorating economic environment. UK mortgage impairment charges remained low. There was a lower charge in UK cards as net flows into delinquency and arrears levels reduced. Significant impairment growth in our Global Retail and Commercial Banking businesses outside the UK reflected very strong book growth in recent years, and maturation of those portfolios, together with deteriorating credit conditions and rising delinquency rates in the US, South Africa and Spain.

Operating expenses increased 9% to £14,362m. We continued to invest in our distribution network in the Global Retail and Commercial Banking businesses. Expenses fell in Barclays Capital due to lower performance related costs. Expenses in Barclays Global Investors included selective support of liquidity products of £263m (2007: £80m). Group gains from property disposals were £148m (2007: £267m). Head Office reflects £101m due to the cost of the contribution to the UK Financial Services Compensation Scheme. Underlying cost growth was well controlled. The Group cost:income ratio deteriorated by five percentage points to 62%.

Business Performance – Global Retail and Commercial Banking

UK Retail Banking profit before tax grew 7% to £1,369m. Income grew 4% to £4,482m, reflecting strong growth in Home Finance and minimal settlements on overdraft fees. Loans and advances grew 15% driven by a market share of net new mortgage lending of 36%. Operating expenses showed a modest increase of 2% reflecting active management of the cost base and reduced gains from the sale of property. The cost:income ratio improved one percentage point. Impairment charges increased 8% reflecting strong growth in assets and a deteriorating economic environment.

Barclays Commercial Bank profit before tax decreased 7% to £1,266m. Income growth of 7% principally reflected increased sales of treasury products. Loans and advances to customers increased 14% to £80.5bn. Costs increased 14% driven by lower gains on the sale of property, further investment in new payments capability, and growth in the operating lease business. Impairment charges increased 42% as the deteriorating economic environment caused higher delinquency and lower recovery rates on corporate credit.

Barclaycard profit before tax increased 31% to £789m, including £260m from Barclaycard International. Income growth of 27% reflected strong growth in Barclaycard International, the income related to Goldfish since acquisition, and gains relating to the Visa IPO and the sale of MasterCard shares. Costs increased 30% reflecting continued international growth, increased marketing expenditure and the impact of Goldfish. Impairment charges increased 33% reflecting growth in charges in the international businesses and the acquisition of Goldfish, partly offset by lower impairment in the other UK businesses.

Global Retail and Commercial Banking - Western Europe profit before tax grew 31% to £257m. Income grew 53%, driven by very strong growth in deposits, mortgages and commercial lending across the expanded franchise, as well as gains of £82m relating to the Visa IPO and the sale of MasterCard shares. Costs increased 38% reflecting the expansion of the network by 347 distribution points to 1,145 and continued strategic investment in the Premier and core retail businesses. Impairment charges increased £220m to £296m, largely driven by deteriorating trends in Spain which led to losses in property-related commercial banking exposures and credit cards.

Global Retail and Commercial Banking - Emerging Markets profit before tax increased 34% to £134m. Income increased 91%, driven by retail expansion in India, entry into new markets in Russia and Pakistan and strong performances in Africa, as well as gains of £82m relating to the Visa IPO and sale of MasterCard shares. Operating expense growth of 82% reflected continued investment in business infrastructure, distribution and new markets. Distribution points increased 286 to 836. Impairment charges increased £127m to £166m reflecting asset growth, and increased wholesale impairment in Africa.

Global Retail and Commercial Banking - Absa profit before tax decreased 8% to £552m. Income growth of 10% was driven by higher fees and commissions, balance sheet growth as well as a gain relating to the Visa IPO. Operating expenses increased 3%, well below the rate of inflation, reflecting investment in new distribution points, which increased 176 to 1,177, offset by good cost control. This led to a four percentage point improvement in the cost:income ratio to 59%. Impairment charges rose £201m to £347m, mainly due to prolonged high interest rates and inflation rates and increased customer indebtedness resulting in higher delinquency levels in the retail portfolios.

Business Performance – Investment Banking and Investment Management

Barclays Capital profit before tax was £1,302m in a very challenging market, down 44%, and included a gain on the acquisition of Lehman Brothers North American businesses of £2,262m. Net income of £2,808m was down 55% as the impact of market dislocation continued and included gross losses of £8,053m, partially offset by related income and hedges of £1,433m and gains of £1,663m from the general widening of credit spreads on issued notes by Barclays Capital. There were record performances in interest rate products, currency products, emerging markets, prime services and commodities. Equities, credit products, mortgages and asset backed securities and private equity were significantly impacted by market dislocation and recorded lower income than in 2007. Operating expenses, after absorbing Lehman Brothers North American businesses, were 5% lower than in 2007 due to lower performance related pay.

Barclays Global Investors profit before tax decreased 19% to £595m. Income fell 4% to £1,844m due to lower incentive fees. Operating expenses increased 5% and included charges of £263m (2007: £80m) related to selective support of liquidity products. Total assets under management were US$1,495bn, reflecting net new assets of US$99bn, negative market moves of US$553bn and adverse exchange rate movements of US$130bn.

Barclays Wealth profit before tax grew 119% to £671m, including a £326m profit on disposal of the closed life business, which contributed profit before tax of £104m before disposal. Income growth of 3% to £1,324m reflected strong growth in customer deposits and lending, partially offset by the impact of lower equity markets on fee income. Operating expenses decreased 4% reflecting strong cost control. Total client assets increased 10% (£12.6bn) to £145.1bn, with net new asset inflows and the acquisition of Lehman Brothers North American businesses offsetting the impact of negative market movements and the sale of the closed life business.

Business Performance – Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax increased £503m to £900m. The increased loss reflects within income an increase in costs in central funding activity due to money market dislocation in particular LIBOR resets and fair value movements on hedging derivatives. Costs reflect the £101m cost of Barclays contribution to the UK Financial Services Compensation scheme, increased fees paid to Barclays Capital for debt and equity raising and increased costs related to an internal review of Barclays compliance with US economic sanctions.

Balance Sheet and Capital Management

Shareholders’ Equity

We increased shareholders’ equity, excluding minority interests, nearly 38% from £30bn at the end of 2007 to £41bn at the end of 2008.

Balance Sheet

Our total assets increased £825bn to £2,053bn in 2008. Of this increase, £737bn was attributable to an increase in derivative assets and £124bn was attributable to increased loans and advances. All other assets declined by £36bn.

Volatility in reference rates and yield curves used for pricing have led to significantly higher values for derivative assets and liabilities. Limited netting is permitted under IFRS, even for receivables and payables with the same counterparty where there are contractually agreed netting arrangements. Derivative assets and liabilities would be £917bn (2007: £215bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral.

Our assets and liabilities also include amounts held under investment contracts with third parties of a further £69bn as at 31st December 2008 (31st December 2007: £93bn). These constitute asset management products offered to institutional pension funds which are required to be recognised as financial instruments. Changes in value in these assets are entirely to the account of the beneficial owner of the asset.

Foreign Currency Translation

Assets and risk weighted assets were affected by the decline in value of Sterling relative to other currencies during 2008, particularly in the last two months of the year. Over the course of the year, Sterling depreciated by 37% relative to the US Dollar and 31% relative to the Euro. We estimate that currency movements contributed £60bn to risk weighted assets.

Our hedging strategy in respect of net investments in foreign currencies is designed to mitigate against the impact of such movements on capital ratios. In this regard, equity and Tier 1 capital ratios are hedged to approximately 75%, 30% and 100% of the movements in US Dollar, Euro and South African Rand respectively against Sterling.

The currency translation reserve increased by £3.1bn year on year. This reflected foreign exchange movements in foreign currency net investments which are largely economically hedged through preference share capital (denominated in US Dollars and Euros) that is not revalued for accounting purposes.

Outlook

We expect 2009 to be another challenging year with continuing downturns or recessions in many of the economies in which we are represented. In 2008 our profits were reduced by the impacts of substantial gross credit market losses. In 2009, we expect the impact of such credit market losses to be lower. Whilst we are confident in the relative quality of our major books of assets, we also expect the recessionary environments in the UK, Spain, South Africa and the US to increase the loan loss rates on our loans and advances. Our planning assumption for 2009 reflects an increase in impairment charges as a percentage of loans and advances to a range of 130-150bps.

Official interest rates in the UK and elsewhere have reduced significantly in response to the emerging recession. This will have the impact of substantially reducing the spread generated on our retail and commercial banking liabilities, particularly in the UK. We expect this to endure while interest rates are low. The impact on Barclays will be reduced to an extent by our interest rate hedges, which we expect to mitigate around two thirds of the impact. As well as interest rate reduction, governments in the UK and elsewhere have taken significant measures to assist borrowers and lenders. We expect the combined impact of these measures and the lower interest rate environment to be positive for the economy in time.

Chris Lucas, Group Finance Director

Consolidated Income Statement

Continuing Operations		Year Ended 31.12.08	Year Ended 31.12.07
	Notes [1]	£m	£m
Interest income		28,010	25,308
Interest expense		(16,595)	(15,707)
Net interest income		11,415	9,601
Fee and commission income		9,489	8,682
Fee and commission expense		(1,082)	(970)
Net fee and commission income		8,407	7,712
Net trading income		1,260	3,759
Net investment income		680	1,216
Principal transactions		1,940	4,975

Net premiums from insurance contracts		1,090	1,011
Other income		454	224
Total income		23,306	23,523
Net claims and benefits incurred on insurance contracts		(237)	(492)
Total income net of insurance claims		23,069	23,031
Impairment charges and other credit provisions		(5,419)	(2,795)
Net income		17,650	20,236

Staff costs		(7,779)	(8,405)
Administration and general expenses		(5,662)	(4,141)
Depreciation of property, plant and equipment		(630)	(467)
Amortisation of intangible assets		(291)	(186)
Operating expenses		(14,362)	(13,199)

Share of post-tax results of associates and joint ventures		14	42
Profit on disposal of subsidiaries, associates and joint ventures		327	28
Gain on acquisition		2,406	-
Profit before tax		6,035	7,107
Tax	4	(786)	(1,981)
Profit after tax		5,249	5,126

Attributable To
Minority interests		403	377
Equity holders		4,846	4,749
		5,249	5,126

1     Notes start on page 15

Consolidated Balance Sheet

Assets	As at 31.12.08	As at 31.12.07
	£m	£m
Cash and balances at central banks	30,019	5,801
Items in the course of collection from other banks	1,695	1,836
Trading portfolio assets	185,646	193,726
Financial assets designated at fair value:
– held on own account	54,542	56,629
– held in respect of linked liabilities to customers under investment contracts	66,657	90,851
Derivative financial instruments	984,802	248,088
Loans and advances to banks	47,707	40,120
Loans and advances to customers	461,815	345,398
Available for sale financial investments	65,016	43,256
Reverse repurchase agreements and cash collateral on securities borrowed	130,354	183,075
Other assets	6,302	5,153
Current tax assets	389	518
Investments in associates and joint ventures	341	377
Goodwill	7,625	7,014
Intangible assets	2,777	1,282
Property, plant and equipment	4,674	2,996
Deferred tax assets	2,668	1,463
Total assets	2,053,029	1,227,583

Consolidated Balance Sheet

Liabilities		As at 31.12.08	As at 31.12.07
	Notes [1]	£m	£m
Deposits from banks		114,910	90,546
Items in the course of collection due to other banks		1,635	1,792
Customer accounts		335,533	295,849
Trading portfolio liabilities		59,474	65,402
Financial liabilities designated at fair value		76,892	74,489
Liabilities to customers under investment contracts		69,183	92,639
Derivative financial instruments		968,072	248,288
Debt securities in issue		153,426	120,228
Repurchase agreements and cash collateral on securities lent		182,285	169,429
Other liabilities		12,640	10,514
Current tax liabilities		1,215	1,311
Insurance contract liabilities, including unit-linked liabilities		2,152	3,903
Subordinated liabilities		29,842	18,150
Deferred tax liabilities		304	855
Provisions		535	830
Retirement benefit liabilities		1,357	1,537
Total liabilities		2,009,455	1,195,762

Shareholders' E quity
Called up share capital	1	2,398	2,382
Share premium account	1	12,060	10,751
Other reserves		1,723	(170)
Other shareholders’ equity		2,564	2,687
Retained earnings		22,457	14,222
Shareholders' equity excluding minority interests		41,202	29,872
Minority interests		2,372	1,949
Total shareholders' equity	2	43,574	31,821

Total liabilities and shareholders' equity		2,053,029	1,227,583

1     Notes start on page 15

Condensed Consolidated Statement of Recognised Income and Expense

Consolidated Statement of Recognised Income and Expense	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Net movement in available for sale reserve	(1,586)	(93)
Net movement in cash flow hedging reserve	376	359
Net movements in currency translation reserve	2,407	54
Tax	841	54
Other movements	( 5 6)	22
Amounts included directly in equity	1,9 8 2	396
Profit after tax	5,249	5,126
Total recognised income and expense	7,2 3 1	5,522

Attributable To
Minority interests	577	387
Equity holders	6,654	5,135
	7,23 1	5,522

Condensed Consolidated Cash Flow Statement

Reconciliation of Profit Before Tax to Net Cash Flows From Operating Activities	Year Ended 31.12.08	Year Ended 31.12.07
	£m	£m
Profit before tax	6,035	7,107
Adjustment for non-cash items	4,886	1,814
Changes in operating assets and liabilities	23,674	(17,536)
Tax paid	(1,725)	(1,583)
Net cash flow from operating activities	32,870	(10,198)
Net cash flow from investing activities	(8,755)	10,016
Net cash flow from financing activities	13,117	3,512
Effect of exchange rate on cash and cash equivalents	(5,801)	(654)
Net increase in cash and cash equivalents	31,431	2,676
Cash and cash equivalents at beginning of year	33,078	30,402
Cash and cash equivalents at end of year	64,509	33,078

Accounting Policies

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2007 Annual report except:

a)     IFRS 8 ‘Operating Segments’ has been adopted as at 1st January 2008. IFRS 8 was issued in November 2006 and excluding early adoption would first be required to be applied to the Group’s accounting period beginning on 1st January 2009. The standard replaces IAS 14 ‘Segmental Reporting’ and aligns operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The standard does not change the recognition, measurement or disclosure of specific transactions in the condensed consolidated financial statements.

b)     Certain financial assets originally classified as held for trading have been reclassified to loans and receivables on 16th December 2008. Following the amendment to IAS 39 in October 2008, a non-derivative financial asset held for trading may be transferred out of the fair value through profit or loss category after 1st July 2008 where:

-     In rare circumstances, it is no longer held for the purpose of selling or repurchasing in the near term; or

-     It is no longer held for the purpose of selling or repurchasing in the near term, it would have met the definition of a loan and receivable on initial classification and the Group has the intention and ability to hold it for the foreseeable future or until maturity

-     Other than the exceptions, the information in this announcement has been prepared using the accounting policies and presentation applied in 2007.

Notes

1.     Share Capital and Share Premium

	As at 31.12.08	As at 31.12.07
Called Up Share Capital, Allotted and Fully Paid	£m	£m
At beginning of year	2,336	2,329
Issued for cash	2	7
At end of year	2,338	2,336

Called up Preference Share Capital, Allotted and Fully Paid
At beginning of year	46	34
Issued for cash	14	12
At end of year	60	46

Called up share capital	2,398	2,382

Share Premium
At beginning of year	10,751	9,452
Ordinary shares issued for cash	15	104
Preference shares issued for cash	1,294	1,195
At end of year	12,060	10,751

Ordinary Shares

The issued ordinary share capital of Barclays Bank PLC at 31st December 2008 comprised 2,338 million (31st December 2007: 2,336 million) ordinary shares of £1 each.
The whole of the issued ordinary share capital of Barclays Bank PLC at 31st December 2008 is beneficially owned by Barclays PLC.

Preference Shares

The issued preference share capital of Barclays Bank PLC at 31st December 2008 comprised £60m (31st December 2007: £46m) of preference shares of the following denominations:

	31.12.08	31.12.07
	‘000	‘000
Issued and fully paid shares of £1 each	1	1
Issued and fully paid shares of £100 each	75	75
Issued and fully paid shares of US$0.25 each	237,000	131,000
Issued and fully paid shares of US$100 each	100	100
Issued and fully paid shares of €100 each	240	240

2.     Total Shareholders’ Equity

	As at 31.12.08	As at 31.12.07
	£m	£m
Called up share capital	2,398	2,382
Share premium account	12,060	10,751
Available for sale reserve	(1,249)	111
Cash flow hedging reserve	132	26
Currency translation reserve	2,840	(307)
Other reserves	1,723	(170)
Other shareholders' funds	2,564	2,687
Retained earnings	22,457	14,222
Shareholders' equity excluding minority interests	41,202	29,872

Minority interests	2,372	1,949

Total shareholders' equity	43,574	31,821

Total shareholders’ equity increased £11,753m to £43,574m. Called up share capital and share premium increased £1,325m primarily reflecting an issuance of US Dollar preference shares.

The available for sale reserve reduced by £1,360m to (£1,249m) (2007: £111m) primarily reflecting the downturn across the US credit markets.

The currency translation reserve increased £3,147m to £2,840m (2007: (£307m)) primarily reflecting the impact of changes in the value of the US Dollar and the Euro against Sterling. These movements largely reflect the value of currency movements on net investments in foreign operations which are economically hedged through preference share capital that is not revalued for accounting purposes.
Retained earnings increased £8,235m to £22,457m (2007: £14,222m). Capital injections from Barclays PLC of £5,137m and profit attributable to equity holders of £4,846m were partially offset by dividends to equity holders of £1,662m.

3.     Liquidity Risk

Barclays has maintained a strong liquidity profile in 2008, sufficient to absorb the impact of a stressed funding environment. We have access to a substantial pool of liquidity both in secured markets and from unsecured depositors including numerous foreign governments and central banks. In addition our limited reliance on securitisations as a source of funding has meant that the uncertainty in securitisation markets has not impacted our liquidity risk profile.
Whilst funding markets have been extremely difficult in the past six months, and particularly since September 2008, Barclays has been able to increase available liquidity, extend the term of unsecured liabilities, and reduce reliance on unsecured funding. Barclays has participated in various government and central bank liquidity facilities, both to aid central banks implementation of monetary policy and support central bank initiatives, where participation has enabled the lengthening of the term of our refinancing. These facilities have improved access to term funding, and helped moderate money market rates.
For the Group, loans and advances to customers and banks are more than covered by the combination of customer deposits and longer term debt at 112% at 31st December 2008 (2007: 126%).

4.     Tax

The effective rate of tax for 2008, based on profit before tax, was 13% (2007: 28%). The effective tax rate differs from the 2007 effective rate and the UK corporation tax rate of 28.5% principally due to the Lehman Brothers North American businesses acquisition. Under IFRS the gain on acquisition of £2,262m is calculated net of deferred tax liabilities included in the acquisition balance sheet and is thus not subject to further tax in calculating the tax charge for the year. Furthermore, Barclays has tax losses previously unrecognised as a deferred tax asset but capable of sheltering part of this deferred tax liability. This gives rise to a tax benefit of £492m which, in accordance with IAS 12, is included as a credit within the tax charge for the year. The effective rate has been adversely impacted by the effect of the fall in the Barclays share price on the deferred tax asset recognised on share awards.
In common with prior years there have been offsetting adjustments relating to different overseas tax rates, disallowable expenditure and non taxable gains and income.

5.     Events After the Balance Sheet Date

On 2nd February 2009, Barclays completed the acquisition of PT Bank Akita, which was announced initially on 17th September 2008, following the approval of the Central Bank of Indonesia.

Other Information

General Information

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.
Company number: 1026167

Website

www.barclays.com

Glossary of Terms

'Cost:income ratio' is defined as operating expenses compared to total income net of insurance claims.

'Income' refers to total income net of insurance claims, unless otherwise specified.

'Gain on acquisition' is defined as the amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.